UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXTRAORDINARY REPORT REGARDING MATTERS RESOLVED AT THE 31ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

On June 27, 2016, the registrant filed with the Director General of the Kanto Local Finance Bureau an Extraordinary Report regarding matters resolved at the registrant’s 31st Ordinary General Meeting of Shareholders held on June 24, 2016 pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: June 27, 2016

1.	Reasons for filing

At the 31st Ordinary General Meeting of Shareholders of Nippon Telegraph and Telephone Corporation (“NTT”) held on June 24, 2016, matters were resolved as stated below. NTT is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters to be reported

(1)	Date the Ordinary General Meeting of Shareholders was held:

June 24, 2016

(2)	Matters resolved:

First Item Distribution of Earned Surplus

1.	Matters relating to year-end dividends

i.	Type of asset to be distributed: Cash

ii.	Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per share of common stock:	¥60
Total amount of dividends:	¥125,768,352,060

iii.	Date on which the dividend becomes effective: June 27, 2016

Second Item Election of Twelve (12) Members of the Board

Twelve Members of the Board were elected: Satoshi Miura, Hiroo Unoura, Hiromichi Shinohara, Jun Sawada, Mitsuyoshi Kobayashi, Akira Shimada, Tsunehisa Okuno, Hiroki Kuriyama, Takashi Hiroi, Eiichi Sakamoto, Katsuhiko Shirai and Sadayuki Sakakibara. Katsuhiko Shirai and Sadayuki Sakakibara are Outside Members of the Board.

Third Item Election of One (1) Audit & Supervisory Board Member

One Audit & Supervisory Board Member was elected: Takao Maezawa.

(3)	Status of voting rights:

Number of shareholders holding voting rights	706,081 shareholders
Total number of voting rights	20,934,291 voting rights

(4)	Number of voting rights exercised for approval or disapproval of or abstention from matters resolved, requirements for adopting the resolutions and results thereof:

Item	Approval(a)	Disapproval	Abstention	Total number of voting rights exercised(b)	Approval rate ((a)/(b))	Results of resolutions
First Item	16,695,374 voting rights	12,841 voting rights	3,868 voting rights	16,995,971 voting rights	98.23%	Adopted
Second Item
Satoshi Miura	16,188,851 voting rights	503,665 voting rights	19,557 voting rights	16,995,961 voting rights	95.25%	Adopted
Hiroo Unoura	16,510,572 voting rights	181,945 voting rights	19,561 voting rights	16,995,966 voting rights	97.14%	Adopted
Hiromichi Shinohara	16,442,810 voting rights	249,707 voting rights	19,560 voting rights	16,995,965 voting rights	96.75%	Adopted
Jun Sawada	16,442,935 voting rights	249,579 voting rights	19,563 voting rights	16,995,965 voting rights	96.75%	Adopted
Mitsuyoshi Kobayashi	16,454,928 voting rights	237,586 voting rights	19,563 voting rights	16,995,965 voting rights	96.82%	Adopted
Akira Shimada	16,454,836 voting rights	237,680 voting rights	19,562 voting rights	16,995,966 voting rights	96.82%	Adopted
Tsunehisa Okuno	16,454,689 voting rights	237,825 voting rights	19,563 voting rights	16,995,965 voting rights	96.82%	Adopted
Hiroki Kuriyama	16,454,776 voting rights	237,738 voting rights	19,564 voting rights	16,995,966 voting rights	96.82%	Adopted
Takashi Hiroi	16,454,735 voting rights	237,774 voting rights	19,569 voting rights	16,995,966 voting rights	96.82%	Adopted
Eiichi Sakamoto	16,450,761 voting rights	241,743 voting rights	19,574 voting rights	16,995,966 voting rights	96.79%	Adopted
Katsuhiko Shirai	16,591,878 voting rights	116,575 voting rights	3,627 voting rights	16,995,968 voting rights	97.62%	Adopted
Sadayuki Sakakibara	16,586,838 voting rights	121,614 voting rights	3,629 voting rights	16,995,969 voting rights	97.59%	Adopted
Third Item

Takao Maezawa	16,528,593 voting rights	180,094 voting rights	3,392 voting rights	16,995,967 voting rights	97.25%	Adopted

Notes: (1)	Requirements for adopting each of the resolutions are as follows:

•	First Item: Majority vote of shareholders entitled to exercise their voting rights present at the meeting.

•	Second Item and Third Item: Majority vote of shareholders present at the meeting at which shareholders who hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders who are entitled to exercise their voting rights are present.

(2)	“Total number of voting rights exercised” is the sum of the number of voting rights exercised in advance up to and including the day before the Ordinary General Meeting of Shareholders plus the number of voting rights of shareholders who attended the meeting.

(5)	Reason for not including certain voting rights held by shareholders attending the Ordinary General Meeting in the number of voting rights exercised for approval or disapproval of or abstention from matters resolved:

The sum of the number of voting rights exercised up to and including the day before the meeting and the number of voting rights held by principal shareholders whose votes had been confirmed on the day of the meeting met the approval requirements for all matters to be resolved. Accordingly, the number of voting rights held by shareholders (other than principal shareholders) attending the Ordinary General Meeting and exercised for approval, disapproval or abstention have not been included.